SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13th Floor 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949

SUMMARY OF MINUTES NO. 105/2016

MINUTES OF THE 757TH MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. (ELETROBRAS)

NIRE 53300000859/CNPJ No. 00001180/0001-26

I hereby certify, for all intents and purposes, that on June 29, 2016, the Board of Directors of Centrais Elétricas Brasileiras S.A.  (Eletrobras) was called to decide via virtual meeting in regard to the order of the day. WAGNER BITTENCOURT DE OLIVEIRA, Chairman of the Board, and Board Members JOSÉ DA COSTA CARVALHO NETO, MAURÍCIO MUNIZ BARRETTO DE CARVALHO, WALTER MALIENI JUNIOR, JAILSON JOSÉ MEDEIROS ALVES, , JOSÉ PAIS RANGEL e MARCELO GASPARINO DA SILVA, expressed their views. DECISION: DEL-105/2016. To approve the Restatement of the Notice and Management Proposal for the 165th Extraordinary General Meeting convening of Eletrobras. RES-400, of 6/27/2016. The Board of Directors of Centrais Elétricas Brasileiras S.A. (Eletrobras), in the exercise of its powers, endorsing the decision of the Board of Executive Officers, and it´s Report, based on documentation below, DECIDED to: Board of Executive’s Report DD-009 of 06/27/2016; Legal Opinion No. PJ-2462, of 06/27/2016; 1. To approve, by majority, the restatement of the Notice and Management Proposal for the 165th EGM and its annexes as attached; 2. determine the Distribution Board of Officers - DD, the Department of Investor Relations - DFR and the General Secretariat - PRS adopt the measures necessary to comply with this Resolution. The Councillor MARCELO Gasparino da Silva requested the following record: "Anticipating my position, I believe that, in view of the impossibility of changing the limit of R$ 3.5 billion set by the PM to the EGM, I agree with the proposed changes, changing however the deadline for devolution in case of non-renewal, from December, 2017 to December, 2016". Other matters discussed at this meeting were omitted because they concern purely internal interests to the Company, legitimate caution, supported by the duty Management confidentiality, according to the "caput" of Article 155 of Law 6,404 (Law of Corporations) being situated, therefore, outside the scope of the rule in paragraph 1 of Article 142 of the aforementioned Law. Nothing further to discuss, the Chairman of the Council closed the proceedings, determining the drafting of resolution extract, which, after read and approved, will be signed by me, SILVIA MARIA SAMPAIO SANT'ANNA, Board´s Secretary.

Rio de Janeiro – June 29, 2016

MARIA SILVIA SAMPAIO SANT’ ANNA
Board Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.